Adorys Velazquez   avelazquez@velaw.com

Tel +1.212.237.0036 Fax +1.917.849.5352

July 8, 2013

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	PVR Partners, L.P.
Registration Statement on Form S-3
Filed June 14, 2013
File No. 333-189344
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-16735
Definitive Proxy Statement on Schedule 14A
Filed April 25, 2013
File No. 001-16735

Dear Ms. Ransom:

On behalf of PVR Partners, L.P. (the “Partnership”), we are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 24, 2013 (the “Comment Letter”), with respect to the above captioned filings of (i) the Partnership’s Registration Statement on Form S-3 (as amended from time to time, the “Registration Statement”), (ii) the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Annual Report”) and (iii) the Partnership’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).

Concurrently with the delivery of this letter, the Partnership is electronically submitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). The Amendment includes revisions made in response to comments of the Staff contained in the Comment Letter.

For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the Comment Letter. The Partnership’s response to each comment is set forth immediately below the text of the applicable comment. The information in this letter provided on behalf of the Partnership has been provided to us by the Partnership.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission July 8, 2013 Page 2

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

General

1.	Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration statement until we resolve all comments regarding your Form 10-K for the fiscal year ended December 31, 2012.

Response: The Partnership acknowledges the Staff’s comment.

Incorporation by Reference, page 3

2.	Please revise the last sentence on page 1 of your filing. In this regard, we note your disclosure that information filed after the initial registration and prior to effectiveness will “automatically update and may replace information in this prospectus and information, including any prospectus supplement, previously filed with the SEC.” Please revise to state that relevant filings made after the initial registration statement and prior to effectiveness are incorporated by reference into the prospectus. Please refer to Securities Act Forms Compliance and Disclosure Interpretations 123.05.

Response: The Partnership has revised the Registration Statement accordingly. Please see page 1 of the Amendment.

Risk Factors, page 3

3.	We note that your stock price has experienced volatility relative to other reporting companies in your industry. Please include a risk factor to disclose this volatility.

Response: The Partnership has revised the Registration Statement accordingly. Please see page 3 of the Amendment.

Securities and Exchange Commission July 8, 2013 Page 3

Form 10-K for the year ended December 31, 2012

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 52 Cash Flows, page 52

Cash Flows from Investing Activities, page 53

4.	We note the table showing your capital expenditures for the past three years. Please explain to us and disclose how this table reconciles to your cash flows from investing activities as seen on your statement of cash flows.

Response: The Partnership notes that the differences in the figures between the capital expenditure table and cash flows from investing activities represent the effects of non-cash activities and changes in accounts payable and accrued expenses. Below is a reconciliation of the differences:

	Year Ended December 31,
	2012	2011	2010
	(dollars in thousands)
Total Capital Expenditures per table	$1,587,204	$394,081	$139,271
Reconciliation to statement of cash flows:
Change in working capital related to investing activities, net	(4,317)	(14,545)	(12,390)
Non-cash transfers and other	33	(500)	—
Other assets acquired related to acquisition (1)	4,412	—	—
Other liabilities assumed related to acquisition (2)	(33,499)	(2,434)	(2,765)
Special units issued as consideration in an acquisition (2)	(191,302)	—	—

Cash used in acquisitions and additions to property, plant and equipment	$1,362,531	$376,602	$124,116

Cash flows from investing activities:
Acquisitions	$850,156	$146,003	$24,876
Additions to property, plant and equipment	512,375	230,599	99,240

Cash used in acquisitions and additions to property, plant and equipment	$1,362,531	$376,602	$124,116

(1)	The difference between the $4,827 noted as other assets acquired related to acquisition in the non-cash investing activities for 2012 and the $4,412 used in this reconciliation is $415, which relates to other long-term assets recorded outside of property, plant and equipment.
(2)	Agrees to non-cash investing activities on statement of cash flows.

Securities and Exchange Commission July 8, 2013 Page 4

The Partnership respectfully requests that it be permitted to make the following explanatory disclosure, to precede the capital expenditure table in subsequently filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, in lieu of filing an amendment to its Annual Report on Form 10-K for the year ended December 31, 2012:

“Net cash used in investing activities was primarily for capital expenditures. The following table sets forth our capital expenditure programs by segment, which include the effects of non-cash investing activities and changes in accounts payable and accrued expenses for the periods presented:”

Critical Accounting Estimates, page 57

5.	Please tell us how you determined that your accounting policy related to impairment of fixed assets was not a critical accounting policy involving significant judgment by your management. In this regard, we note the material impairment recorded in 2012 by your Midcontinent Midstream segment, and we assume that continued declines in natural gas prices or sustained low prices could lead to further impairments in your midstream assets or in your coal properties and equipment. If you propose to provide a critical accounting policy in future filings, please show us what that policy will look like.

Response: The Partnership notes that the accounting for, and the facts related to, the impairments recorded in 2012 were described on pages 4, 43, 44, 73 and 78 of the Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”). Given that they were non-recurring events, the infrequency of impairments and the disclosure of the Partnership’s asset impairment policy as set forth in the notes to the audited consolidated financial statements, the Partnership’s accounting policy related to impairments under Critical Accounting Estimates was not included in the 2012 10-K. However, the Partnership acknowledges that the magnitude of the 2012 impairments may have warranted a description of its impairment policy under Critical Accounting Estimates in the 2012 10-K. The Partnership undertakes to include a description of its impairment policy under Critical Accounting Estimates in its future reports.

The Partnership respectfully requests that it be permitted to include a description of its impairment policy under Critical Accounting Estimates in the Partnership’s subsequently filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, in lieu of filing an amendment to its 2012 Form 10-K.

An example of the proposed disclosure for subsequently filed reports would be as follows:

Impairments

The Eastern Midstream, Midcontinent Midstream and Coal and Natural Resource Management segments have completed a number of acquisitions in recent years. In conjunction with our accounting for these acquisitions, it was necessary for us to estimate the values of the assets acquired and liabilities assumed, which involved the use of various assumptions.

Securities and Exchange Commission July 8, 2013 Page 5

The most significant assumptions, and the ones requiring the most judgment, involve the estimated fair values of property, plant and equipment, intangibles and the resulting amount of goodwill, if any. Changes in operations, further decreases in commodity prices, changes in the business environment or further deteriorations of market conditions could substantially alter management’s assumptions and could result in lower estimates of values of acquired assets or of future cash flows.

We review long-lived assets to be held and used, including related definite lived intangible assets, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. When the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flows, we recognize an impairment loss equal to the difference between the carrying value and the fair value of the asset. Fair value is estimated to be the present value of future net cash flows from the asset, discounted using a rate commensurate with the risk and remaining life of the asset.

Item 8 Financial Statements and Supplementary Data, page 61

Notes to Consolidated Financial Statements, page 68

Note 2. Summary of Significant Accounting Policies, page 69

New Accounting Standards, page 73

6.	We note your statement that effective January 1, 2012 you adopted the approach to review qualitative factors to determine whether it is more likely than not that the fair value of long-lived assets is less than their carrying amount. Please tell us the specific accounting guidance that you adopted on January 1, 2012.

Response: The Partnership’s new accounting standard was intended to address the Partnership’s adoption of Accounting Standard Update (ASU) 2011-08, Testing Goodwill for Impairment, which became effective on January 1, 2012. However, the Partnership inadvertently included references to tangible and intangible assets. The Partnership’s policy with respect to reviewing qualitative factors in connection with assessing goodwill impairment is disclosed on page 70 of the 2012 10-K, in Note 2, Impairment of Goodwill, to the audited financial statements. As such, the Partnership respectfully requests that it not be obligated to file an amendment to its 2012 10-K to remove the references to tangible and intangible assets.

Securities and Exchange Commission July 8, 2013 Page 6

Note 3. Impairments, page 73

7.	We understand from Note 2 that you only calculate the difference between the carrying amount of long-lived assets and the sum of their undiscounted future cash flows if your review of qualitative factors leads you to conclude that it is more likely than not that the fair value of those assets is less than their carrying amount including any related goodwill. Please give us an example of how you would review qualitative factors and how such a qualitative factor review led you to conclude that it was more likely than not that the fair value of long-lived assets was greater than their carrying amount for your Eastern Midstream segment. Tell us whether continuing market declines of natural gas prices that triggered the impairment test for the Midcontinent Midstream segment could also trigger impairment tests for your other segments such as the Coal and Natural Resource Management segment given the effect of energy prices upon each other. To the extent you performed a “step one” test for the long-lived assets in these segments and the carrying amount was less than undiscounted cash flows but greater than discounted cash flows, please consider disclosing the risks and uncertainties associated with this type of situation in an appropriate location in your filing.

Response: The Partnership’s review of the long-lived assets to be held and used begins when there are indicators (qualitative factors) of impairment. Long-lived assets (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a.	A significant decrease in the market price of a long-lived asset (asset group);

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

e.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a significant decline in a projection or forecast associated with the use of a long-lived asset (asset group); or

Securities and Exchange Commission July 8, 2013 Page 7

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50%.

Regarding the Partnership’s Eastern Midstream segment, there were no indicators, or qualitative factors, which led the Partnership to believe any impairment was present. The Partnership continues to expand its Eastern Midstream segment through capital spending on existing and recently acquired assets, such as the Chief assets acquired in May 2012. The values of such assets were assumed to be close to their market price as of December 31, 2012, given the newly constructed status and appraisals performed on such assets. There has been no change in the extent or manner to which the assets are being used or their physical condition. The permitting process for construction and acquisition of rights-of-way to build the pipelines remains on course. Although the Partnership has experienced minimal cost overruns on certain projects, the Partnership’s revenues and operating income continue to grow at a significant pace, and the Partnership has no current plans to sell such assets. Therefore, the Partnership did not perform either the test for recoverability or the measurement of impairment during 2012.

For any of the Partnership’s segments (Eastern Midstream, Midcontinent Midstream, or Coal and Natural Resource Management) or reporting units, market declines of natural gas or the demand for coal would be qualitative factors that would be considered. The recent impairments of the North Texas Gathering System and our membership interests in the Thunder Creek joint venture were triggered when the qualitative factors and subsequent recoverability test were triggered for these assets with high carrying values. The high carrying values stem from the timing of the acquisitions and the purchase prices paid by the Partnership at that time (purchased when natural gas prices and forward strips were much higher than they were upon the impairment valuation date). Prices for natural gas and coal differ geographically and between the Partnership’s segments. The quality of the natural gas (dry versus wet) and coal (steam versus metallurgical) will influence the Partnership’s review of its different segments. Timing of an acquisition and the value of the underlying assets will impact the Partnership’s analysis. For example, the Partnership’s coal assets are reasonably mature and a significant portion of reserves were acquired more than two decades ago. Therefore, the cost bases in these assets are low and it would take a significant drop in prices or circumstances for such assets to be impaired.

Other than the two impairments which occurred during 2012, the Partnership has had no other indicators of impairments. However, to the extent the Partnership performs the recoverability test (step 1 of the impairment test) for the long-lived assets in any of the three segments and the carrying amount of the assets were less than the undiscounted cash flows but greater than discounted cash flows, these test results would need to be considered along with other qualitative and quantitative factors to determine if the assets are impaired.

Securities and Exchange Commission July 8, 2013 Page 8

Below is an example of the disclosure the Partnership would make in the event that indicators of impairment were to exist that would lead the partnership to test for impairment and the Partnership were not to recognize an impairment charge:

We performed the recoverability test to consider the need for impairment on the [name of assets]. The carrying value of the assets was less than the undiscounted cash flows, indicating no impairment. However, the carrying value exceeded the fair value calculation of the assets which is based on discounted cash flows. Additional volatility in variables used to calculate fair value could cause the assets to be impaired in the future. To mitigate the risk that an asset is or is not impaired, we take further steps and review additional qualitative and quantitative factors to determine if the assets are impaired. Our review of additional qualitative and quantitative factors related to the [name of assets] led us to conclude that the assets are not impaired as of [balance sheet date].

Note 10. Equity Investments, page 81

8.	We note that you record your share of joint venture earnings in other revenues. We also note that you included the impairment of your equity investment in other revenues. Please explain to us why you believe it is appropriate to classify equity income and related impairments in revenues. Refer to Rule 5-03 of Regulation S-X. Also quantify for us the amount of this line item that is comprised of equity income and impairment for each period presented.

Response: The Partnership notes that Regulation S-X, Rule 5-03(b)(12) states: “Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons. State, parenthetically or in a note, the amount of dividends received from such persons. If justified by the circumstances, this item may be presented in a different position and a different manner (see § 210.4-01(a)).” Regulation S-X, Rule 4-01(a) states, “Financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto….”

Rule 5-03(b)(12) effectively establishes a presumption that equity in the earnings of an affiliate will be presented as part of non-operating income or loss while also permitting an issuer to present such earnings in a different position (i.e. operating income or loss) if justified by the circumstances.

The operations of the Partnership’s equity method investees are managed in the same way the Partnership manages its own assets, and such operations are integrated into the Partnership’s operations and internal reporting model. The equity method investments are strategically similar to the Partnership’s existing assets, and the Partnership participates with its partners in

Securities and Exchange Commission July 8, 2013 Page 9

strategic operating and capital expenditure decisions of the investees and actively reviews operational results of each investee. The financial and operating performance reviews and related materials reviewed by the Partnership’s Chief Operating Decision Maker (“CODM”) include the results of these unconsolidated entities within operating income, which indicates the CODM views the investees to be integrated into the Partnership’s business. Therefore, the Partnership believes that the equity in the earnings of such affiliates and related impairments may be presented as a component of operating income. The Partnership believes that including equity earnings and related impairments in revenues on its statement of operations aligns the character of this income with its operational nature. The amounts are immaterial to the Partnership’s consolidated revenues. In addition, the amounts associated with these investments and where they are reported on the face of the Partnership’s financial statements are clearly disclosed in the notes to the consolidated financial statements for each period presented. Please see the table below.

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Equity earnings	$6,213	$5,515	$8,681
Impairments	(8,700)	—	—

Equity earnings, net of impairments	$(2,487)	$5,515	$8,681

Total consolidated revenues	$1,007,754	$1,159,975	$864,136
Equity earnings, net of impairments, as a percentage of total consolidated revenues	(0.2)%	0.5%	1.0%

The Partnership does not believe that its equity earnings and related impairment have a material financial impact on its revenues or disclosures, and including these amounts in revenues does not significantly impact the evaluation of its performance by the Partnership’s investors. Furthermore, the Partnership’s current expectation is that equity earnings will decline in future years and continue to represent less of a percentage of its revenue in future periods.

Securities and Exchange Commission July 8, 2013 Page 10

Note 13. Long-term Debt, page 83

9.	We note your discussion on page 84 of the private placement of your 8.375% Senior Notes. We also note that you filed a Form S-4 effective on February 8, 2013 to exchange these old notes for new registered notes. Please tell us whether this exchange was consummated. If so, please tell us why you do not discuss this exchange in your debt footnote in your Form 10-K or your Form 10-Q for the quarterly period ended March 31, 2013. Please further provide us with your analysis of compliance with Rule 3-10 of Regulation S-X for your 8.375% Senior Notes and your 8.25% Senior Notes as of each of December 31, 2012 and March 31, 2013.

Response: The exchange of the 8.375% Senior Notes issued in a private placement transaction for substantially the same notes in registered form was completed on March 13, 2013. The terms of the registered notes are identical to the unregistered notes except that the registered notes do not contain any restrictions on transfer, registration rights or provisions for additional interest. Therefore, the Partnership did not consider the exchange as a significant event for disclosure in its 2012 10-K or Form 10-Q for the quarterly period ended March 31, 2013 (the “First Quarter 2013 10-Q”).

In connection with the issuance of the Partnership’s 8.375% Senior Notes, as well as in connection with the issuance of the Partnership’s 8.25% Senior Notes (collectively, the “Senior Notes”), the Partnership analyzed compliance with Rule 3-10 of Regulation S-X as follows.

PVR Partners, L.P. (“PVR”) and Penn Virginia Finance Corporation (“Finance Corp”) are co-issuers of the 8.25% Senior Notes. PVR and Penn Virginia Resource Finance Corporation II (“Finance Corp II”) are co-issuers of the 8.375% Senior Notes. Finance Corp and Finance Corp II are wholly owned direct subsidiaries of PVR that were incorporated for the purpose of serving as co-issuers of the Senior Notes. Finance Corp and Finance Corp II have no assets or cash flows and do not conduct any operations. As a result, Finance Corp and Finance Corp II will not participate in servicing the respective interest and principal obligations of the Senior Notes. By definition, Finance Corp and Finance Corp II are finance subsidiaries (as defined by paragraph (h)(7) of Regulation S-X, Rule 3-10 (“Rule 3-10”)).

The Senior Notes are guaranteed by PVR Finco LLC, a wholly owned subsidiary of the Partnership and the borrower under the Partnership’s revolving credit facility, and by all of PVR Finco LLC’s other existing subsidiaries, with certain exceptions. All of PVR Finco LLC’s subsidiaries (except one minor subsidiary described below that is a controlled joint venture) have guaranteed the Senior Notes. None of the Partnership’s joint ventures guarantee the Senior Notes. Regulation S-X, Rule 1-02(x) defines a subsidiary as, “A subsidiary of a specified person is an affiliate controlled by such person directly, or indirectly through one or more intermediaries.” The second note to paragraph (d) in Rule 3-10 allows omission from condensed consolidating financial

Securities and Exchange Commission July 8, 2013 Page 11

information of non-guarantor subsidiaries “if those other subsidiaries are minor.” The Partnership has one minor subsidiary that is a controlled joint venture that is not a guarantor of the Senior Notes. The Partnership notes that such subsidiary is not material to the Partnership and has an inconsequential impact on the Partnership’s results of operations ($0.2 million in equity earnings cumulatively from 2010 through 2012). This minor subsidiary would be omitted from the condensed consolidating financial information, if it were required.

The Partnership acknowledges the general requirement that an issuer of a registered security (such as the Senior Notes) that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X. There are several exceptions to the general rule, one of which relates to a subsidiary issuer (Finance Corp and Finance Corp II) of securities guaranteed by the parent company (PVR) and one or more other subsidiaries of the parent. Paragraph (d) of Rule 3-10 states:

When a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantors if:

(1)	The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;

(2)	The guarantees are full and unconditional;

(3)	The guarantees are joint and several; and

(4)	The parent company’s financial statements are filed for the periods specified by §210.3–01 and §210.3–02 and include, in a footnote, condensed consolidating financial information for the same periods.

The third note to paragraph (d) of Rule 3-10 states that paragraph (d) is also applicable if the subsidiary issuer co-issued the security, joint and severally, with the parent company. Therefore, the exception in paragraph (d) applies to the Senior Notes, which were co-issued by Finance Corp or Finance Corp II and PVR.

Addressing each condition set forth in paragraph (d) above,

(1)	True. Finance Corp, Finance Corp II and all subsidiary guarantors are 100% owned by PVR either directly or indirectly;
(2)	True. The guarantees are full and unconditional;

Securities and Exchange Commission July 8, 2013 Page 12

(3)	True. The guarantees are joint and several; and

(4)	True. PVR’s consolidated financial statements have been filed for all required periods, but have not previously been required to include condensed consolidating financial information. See further discussion below regarding requirements for condensed consolidating financial information.

The fifth note to paragraph (d) states, “Instead of the condensed consolidating financial information required by paragraph (d)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the subsidiary issuer is a 100% owned finance subsidiary of the parent company, the parent company has guaranteed the securities, all of the parent company’s subsidiaries other than the subsidiary issuer have guaranteed the securities, all of the guarantees are full and unconditional, and all of the guarantees are joint and several. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section.” Paragraph (i)(9) requires disclosure of any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. PVR has no such restrictions to disclose.

Paragraph (i)(10) requires disclosures prescribed by § 210.4-08(e)(3) with respect to the subsidiary issuers and subsidiary guarantors. Section 210.4-08(e)(3) requires disclosure of similar restrictions except as they apply to both consolidated and unconsolidated subsidiaries if certain thresholds are met. Regardless of thresholds, none of PVR’s consolidated or unconsolidated (i.e. equity investees) subsidiaries have any restrictions on their ability to transfer funds to the parent.

Based on this analysis, the Partnership’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q are not required to include the financial statements of Finance Corp or Finance Corp II, because the exception in paragraph (d) of Rule 3-10 applies to the issuance of the Senior Notes. Furthermore, the notes to the consolidated financial statements may omit the condensed consolidating financial information required by paragraph (d).

While the Partnership believes its disclosures are adequate for the reader’s understanding of the Senior Notes, the Partnership acknowledges the additional disclosures required by Paragraphs (i)(9) and (i)(10). The Partnership respectfully requests that it be permitted to make the following additional disclosures in accordance with Paragraphs (i)(9) and (i)(10) in the Partnership’s subsequently filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, in lieu of filing an amendment to its 2012 Form 10-K:

Securities and Exchange Commission July 8, 2013 Page 13

“The 8.25% Senior Notes are unsecured obligations of PVR Partners, L.P. and Penn Virginia Resource Finance Corporation (“Finance Corp”). The 8.375% Senior Notes are unsecured obligations of PVR Partners, L.P. and Penn Virginia Resource Finance Corporation II (“Finance Corp II”). Finance Corp and Finance Corp II are finance subsidiaries wholly owned by PVR Partners, L.P. Finance Corp, Finance Corp II, and PVR Partners, L.P. do not have any material independent assets or operations. The 8.25% Senior Notes and the 8.375% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by our other existing and future domestic restricted subsidiaries, subject to certain exceptions. The guarantees are joint and several. There are no significant restrictions on the ability of PVR, Finance Corp or Finance Corp II or any guarantor of the Senior Notes to obtain funds from their subsidiaries by dividend or loan.”

Item 9A Controls and Procedures, page 93

Disclosure Controls and Procedures, page 93

10.	We note your disclosure that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported accurately and on a timely basis. Please also tell us if your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure. Please revise future filings to either include the entire definition of disclosure controls and procedures or provide none of the definition to eliminate possible confusion.

Response: In addition to the Partnership’s disclosure in Item 9A(a) of its 2012 10-K, based on the Partnership’s evaluation, the Partnership’s disclosure controls and procedures were effective in ensuring that information required to be disclosed by it in the reports it files or submits under the Exchange Act is accumulated and communicated to the Partnership’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Partnership acknowledges the comment to clarify the Partnership’s disclosure controls and procedures, and intends to include the entire definition of disclosure controls and procedures in future filings. The Partnership respectfully requests that it be permitted to make the clarified disclosure in the Partnership’s subsequently filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, in lieu of filing an amendment to its 2012 Form 10-K.

Securities and Exchange Commission July 8, 2013 Page 14

Exhibit 31.1 and 31.2

11.	We note that the identification of the certifying individual in the opening line of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: The Partnership acknowledges the comment, and intends to omit from the opening line the individual’s title in future filings. The Partnership respectfully requests that it be permitted to remove the individual’s title from the opening line in Exhibits 31.1 and 31.2 of the Partnership’s subsequently filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, in lieu of filing an amendment to its 2012 Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 25

12.	We note your disclosure on page 31 stating the overall contributions considered in determining the amounts paid to the named executive officers pursuant to the individual performance objectives of the Annual Incentive Plan. In view of the fact that the company did not achieve its established financial performance objective, which was to account for 85% of the payouts made under the Annual Incentive Plan, but nonetheless made significant payouts under the plan, for each named executive officer describe in greater detail the specific individual contributions that resulted in the payout under the plan and contextualize those achievements for purposes of demonstrating how they resulted in the specific payout under the plan. Please address whether the committee increased the percentage of the payout that was based on individual performance objectives, or utilized another method of calculating the specific payouts. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response: As described in the Partnership’s Definitive Proxy Statement on Schedule 14A (“Proxy Statement”), each of Messrs. Shea, Wallace, Davis, Horton and Page participated in the Partnership’s Annual Incentive Plan (“AIP”) for the 2012 fiscal year. Under the AIP, payout is determined by multiplying the product of the executive’s base salary and his individual incentive guideline by a payout factor ranging from zero to 200% based upon the attainment of a financial performance objective (85%) and an assessment of the executive’s individual performance (15%). For 2012, the pre-established financial performance objective was distributable cash flow (“DCF”). As disclosed in the Proxy Statement, due to several unforeseen events, including a significantly weakened demand for coal, the depressed natural gas prices and low commodity prices, the Partnership failed to achieve its minimum DCF target. However, the Compensation and Benefits Committee (“Committee”) was attentive to the significant contributions made by the NEOs towards the strategic transformation of the Partnership’s business in 2012. These

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contributions included positioning the Partnership as a diversified natural gas midstream company; identifying, analyzing and implementing several important internal growth opportunities; identifying and executing agreements with several significant customers in the midstream business; rationalizing the Partnership’s assets and successfully divesting non-core assets; and effectively managing the coal and natural resources segment in a period of unprecedented downturn. Accordingly, the Committee deemed it appropriate to recognize the NEOs’ efforts by allocating a 50% payout factor to the financial performance objective component of the AIP.

In addition, the Committee assessed each NEO’s performance to determine the payout factor for the individual performance component. The payout factor recommendations for the individual performance component were based on a subjective assessment of each NEO’s performance by Mr. Shea and, in the case of Mr. Shea’s performance, a subjective assessment by the Committee. In completing his assessment of each NEO, Mr. Shea consulted with other NEOs and reviewed the experience and leadership of the NEO, the success in meeting financial or strategic objectives, and the NEO’s initiative in the context of the business functions of the Partnership, however, no formulaic measures were used. The Committee considered similar subjective factors when assessing Mr. Shea’s personal performance. Based upon Mr. Shea’s recommendation and the Committee’s review of Mr. Shea’s performance, the Committee awarded the following payout factors to each NEO for their individual performance component: Mr. Shea – 200%; Mr. Wallace – 200%; Mr. Davis – 200%; Mr. Horton – 100%; and Mr. Page – 0%.

In assessing Mr. Shea’s individual contributions, the Committee considered the following achievements:

•

Preserved unitholder value by recognizing the impending downturn in the coal business and envisioned and implemented the strategy to transform the Partnership’s business from a predominantly coal-royalties business into a geographically diversified natural gas midstream company

•

Successfully managed an active investor relations program and maintained good investor relations during a period of severe downturn in the coal industry and a fundamental shift in the Partnership’s business

•	Effectively communicated strategic initiatives to the Board of Directors

In assessing Mr. Wallace’s individual contributions, the Committee considered the following achievements:

•	Improved the Partnership’s liquidity position through a public offering of common units and a private placement of senior notes

•

Contributed to the development and implementation of the strategic transformation of the Partnership from a predominantly coal-royalties business into a geographically diversified natural gas midstream company

Securities and Exchange Commission July 8, 2013 Page 16

•	Oversaw the financial planning, modeling and evaluation of the Partnership’s contemplated acquisitions, dispositions and investments

•	Effectively managed the Partnership’s finance, tax, accounting, treasury, investor relations and information technology-related groups

In assessing Mr. Davis’ individual contributions, the Committee considered the following achievements:

•

Oversaw the in-house completion of numerous acquisition bids, the successful negotiation and execution of significant Eastern Midstream commercial agreements, joint venture agreements, gas processing and transportation agreements, leases, easements and other day-to-day transactions

•

Contributed to the development and implementation of the strategic transformation of the Partnership from a predominantly coal-royalties business into a geographically diversified natural gas midstream company

•	Effectively managed the legal, regulatory, human resource, environmental, health and safety, right-of-way and corporate secretary functions of the Partnership

•	Oversaw all litigation and dispute-related work

In assessing Mr. Horton’s individual contributions, the Committee considered the following achievements:

•	Maintained relatively stable operational performance of the Partnership’s coal and natural resource management division in a time of severe economic downturn

•	Effectively managed the Partnership’s coal reserve holdings and joint venture interests in existing market areas.

As noted in the Proxy Statement, Mr. Page’s employment with the Partnership ended on December 31, 2012 and the Committee felt it appropriate not to award a payout factor to Mr. Page for his individual performance for 2012. Each NEO’s 2012 payout amount was calculated by multiplying the product of the NEO’s individual incentive guideline by their respective payout factors for the financial performance objective and the individual performance objective.

[Signature Page Follows]

Securities and Exchange Commission July 8, 2013 Page 17

Please direct any questions that you have with respect to the foregoing to the undersigned, at (212) 237-0036.

Sincerely,

/s/ Adorys Velazquez
Adorys Velazquez Vinson & Elkins L.L.P.

cc: Bruce D. Davis, Jr. (PVR Partners, L.P.)